# OLYMPIAN MOTORS, INC.

**FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2022 AND 2021**
*(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors
Olympian Motors, Inc.
Brooklyn, New York

We have reviewed the accompanying financial statements of Olympian Motors, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

July 25, 2023
Los Angeles, California

**OLYMPIAN MOTORS INC.**

**BALANCE SHEET**

**(UNAUDITED)**

| As of December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 447,231 | $ | - |
| Inventory | | 406,102 | | - |
| **Total Current Assets** | | **853,333** | | **-** |
| | | | | |
| Property and Equipment, net | | 361,412 | | - |
| Supplier, Vendor & Security Deposits | | 144,000 | | - |
| Security Deposit | | 13,000 | | - |
| **Total Assets** | **$** | **1,371,745** | **$** | **-** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Credit Cards | $ | 8,274 | $ | - |
| Shareholder Loan | | 13,000 | | - |
| Other Current Liabilities | | 11,437 | | - |
| **Total Current Liabilities** | | **32,710** | | **-** |
| | | | | |
| Simple Agreement for Future Equity (SAFEs) | | 1,969,838 | | - |
| **Total Liabilities** | | **2,002,548** | | **-** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 106 | | - |
| Preferred Stock | | 26 | | - |
| Additional Paid In Capital | | 27 | | - |
| Retained Earnings/(Accumulated Deficit) | | (630,962) | | - |
| | | | | |
| **Total Stockholders' Equity** | | **(630,803)** | | **-** |
| | | | | |
| **Total Liabilities and Stockholders' Equity** | **$** | **1,371,745** | **$** | **-** |

*See accompanying notes to financial statements.*

**OLYMPIAN MOTORS INC.**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | **2022** | **2021** |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ - | $ - |
| Cost of Goods Sold | - | - |
| Gross profit | - | - |
| | | |
| Operating expenses | | |
| General and Administrative | 102,629 | - |
| Research and Development | 66,942 | - |
| Depreciation | 47,734 | - |
| Contractors & Employee Salaries and Benefits | 260,027 | - |
| Sales and Marketing | 3,760 | - |
| Total operating expenses | 481,091 | - |
| | | |
| Operating Income/(Loss) | (481,091) | - |
| | | |
| Interest Expense | - | - |
| Other Loss/(Income) | 149,872 | - |
| Income/(Loss) before provision for income taxes | (630,962) | - |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Income/(Net Loss)** | **$ (630,962)** | **$ -** |

*See accompanying notes to financial statements.*

# OLYMPIAN MOTORS INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## (UNAUDITED)

| (in , $US) | Common Stock | | Preferred Stock | | Additional Paid In Capital | Retained earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| **Balance—December 31, 2020** | | $        - | | $        - | $        - | $        - | $        - |
| Net income/(loss) | | | | | | - | - |
| **Balance—December 31, 2021** | - | - | - | -          - | - | $        - | $        - |
| Issuance of Stock | 10,558,235 | $      106 | 2,647,059 | $       26 | $        27 | | 159 |
| Net income/(loss) | | | | | | (630,962) | (630,962) |
| **Balance—December 31, 2022** | **10,558,235** | **$      106** | **2,647,059** | **$       26** | **$        27** | **$      (630,962)** | **$      (630,804)** |

*See accompanying notes to financial statements.*

## OLYMPIAN MOTORS INC.
## STATEMENTS OF CASH FLOWS
## (UNAUDITED)

| For Fiscal Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (630,962) | $ | - |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of Property | | 47,734 | | - |
| SAFE adjustment to Fair Value | | 151,526 | | |
| Changes in operating assets and liabilities: | | | | |
| Inventory | | (406,102) | | - |
| Credit Cards | | 8,274 | | - |
| Other Current Liabilities | | 11,437 | | - |
| Security Deposit | | (13,000) | | - |
| Supplier, Vendor & Security Deposits | | (144,000) | | |
| **Net cash provided/(used) by operating activities** | | **(975,095)** | | **-** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | (409,146) | | - |
| **Net cash provided/(used) in investing activities** | | **(409,146)** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital Contribution | | 159 | | - |
| Borrowing on Shareholder Loans | | 13,000 | | - |
| Borrowing on SAFEs | | 1,818,312 | | - |
| **Net cash provided/(used) by financing activities** | | **1,831,471** | | **-** |
| | | | | |
| Change in Cash | | 447,230 | | - |
| Cash—beginning of year | | - | | - |
| **Cash—end of year** | $ | **447,230** | $ | **-** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1.   NATURE OF OPERATIONS

Olympian Motors Inc. was incorporated on October 19, 2021 in the state of Delaware.  The financial statements of Olympian Motors Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Brooklyn, New York.

Olympian Motors manufactures modular electric vehicles (EV). Olympian has two EV models: Model O1 and Model 84. The sales process is direct-to-consumer.

## 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Inventory**

Inventories are valued at the lower cost and net realizable value. Costs related to work-in-progress are determined using an average method.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
| --- | --- |
| Equipment | 5-7 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

Olympian Motors Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenue from selling modular electric vehicles.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $3,760 and $0, which is included in sales and marketing expenses.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 25, 2023, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3.  INVENTORY

Inventory consists of the following items:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Work-in-progress | 406,102 | - |
| **Total Inventory** | $     406,102 | $      - |

## 4.  DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

| As of Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| Refundable Pre-order Deposits | | 11,437 | | - |
| **Total Other Current Liabilities** | $ | **11,437** | $ | **-** |

## 5.    PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

| As of Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| Equipment | $ | 409,146 | $ | - |
| **Property and Equipment, at Cost** | | **409,146** | | **-** |
| Accumulated depreciation | | (47,734) | | - |
| **Property and Equipment, Net** | $ | **361,412** | $ | **-** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $47,734 and $0, respectively.

## 6.    CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 18,000,000 shares of Common Shares stock at a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 10,558,235 shares and 0 shares were issued and outstanding, respectively.

**Preferred Stock**

The Company is authorized to issue 2,647,059 shares of Preferred Shares at a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 2,647,059 shares and 0 shares of Preferred Stock were issued and outstanding, respectively.

## 7.    DEBT

**Owner Loans**

During the years presented, the Company borrowed money from the owner Eren Canarslan. The details of the loans from the owners are as follows:

| Owner | Principal Amount | Interest Rate | Maturity Date | For the Year Ended December 2022 | | | For the Year Ended December 2021 | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| Eren Canarslan | $ 13,000 | 0.00% | No set maturity | $ 13,000 | | $ 13,000 | $ - | | $ - |
| **Total** | | | | $ 13,000 | $ - | $ 13,000 | $ - | $ - | $ - |

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| SAFE(s) | Principal Amount | Borrowing Period | Valuation Cap | Discount | As of Year Ended December 31, | |
| | | | | | 2022 | 2021 |
|---|---|---|---|---|---|---|
| Safes I - III | $ 1,818,312 | Fiscal Year 2022 | $ 30,000,000 | 0% | $ 1,818,312 | $ - |
| Adjustment to Fair Value | | | | | $ 151,526 | |
| **Total SAFE(s)** | **$ 1,818,312** | | | | **$ 1,969,838** | **$ -** |

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

| As of Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| Net Operating Loss | $ (188,279) | $ - |
| Valuation Allowance | 188,279 | - |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

| As of Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| Net Operating Loss | $ | (188,279) | $ | - |
| Valuation Allowance | | 188,279 | | - |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $630,962, and the Company had state net operating loss ("NOL") carryforwards of approximately $630,962. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

## 9.    RELATED PARTY

In the fiscal year 2022, the Company borrowed money from the owner, Eren Canarslan. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $13,000 and $0.

## 10.   COMMITMENTS AND CONTINGENCIES

**Operating Leases**

On October 1, 2022, the Company entered into a lease contract with a certain landlord to rent in New Jersey. The base rent is $78,000 per annum and will expire on September 30, 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

| Year | Obligation | |
|---|---|---|
| 2023 | $ | 58,500 |
| 2024 | | - |
| 2025 | | - |
| 2026 | | - |
| Thereafter | | - |
| **Total future minimum operating lease payments** | $ | 58,500 |

Rent expenses were in the amount of $43,345 and $0 as of December 31, 2020 and December 31, 2019, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 11.  SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through July 25, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 12.  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $481,091, an operating cash flow loss of $975,095, and liquid assets in cash of $447,231, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.